Filed Pursuant to Rule 433
Dated June 10, 2025
Registration Statement on Form F-3 (No. 333-272650)
Relating to the
Preliminary Prospectus Supplement dated June 9, 2025
to the Prospectus dated June 26, 2023
ASPEN INSURANCE HOLDINGS LIMITED
$300,000,000 5.750% SENIOR NOTES DUE 2030
PRICING TERM SHEET
June 10, 2025
This Pricing Term Sheet should be read in conjunction with the preliminary prospectus supplement dated June 9, 2025 (the “Preliminary Prospectus Supplement”) and the accompanying prospectus dated June 26, 2023. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Aspen Insurance Holdings Limited, an exempted company incorporated under the laws of Bermuda (the “Issuer”)

Security Title:	5.750% Senior Notes due 2030 (the “Notes”)

Expected Ratings*:	Moody’s: Baa2 (Stable) / S&P: BBB- (Positive)

Aggregate Principal Amount:	$300,000,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	June 10, 2025

Settlement Date (T+3)**:	June 13, 2025

Scheduled Maturity Date:	July 1, 2030, provided the BMA Redemption Requirements described in “Conditions to Redemption and Repayment” below have been met

Final Maturity Date:	The “Final Maturity Date” means (i) the Scheduled Maturity Date, if, on the Scheduled Maturity Date, the BMA Redemption Requirements have been satisfied, or (ii) if the BMA Redemption Requirements have not been satisfied as of the Scheduled Maturity Date, the earlier of (A) the date falling ten Business Days after the BMA Redemption Requirements have been satisfied and would continue to be satisfied after giving effect to such payment and (B) the date on which a Winding-Up of the Issuer occurs.

Interest Payment Dates:	Semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 2026

Benchmark Treasury:	4.000% due May 31, 2030

Benchmark Treasury Price/Yield:	99-20 3/4 / 4.079%

Spread to Benchmark Treasury:	+170 basis points

Yield to Maturity:	5.779%

Coupon:	5.750%

Price to Public:	99.870% plus accrued interest, if any, from June 13, 2025

Gross Proceeds (before underwriting discount and offering expenses ):	$299,610,000

Optional Redemption:
Subject to the provisions set forth under “Description of Notes—Conditions to Redemption and Repayment” and “Description of Notes—Redemption for Tax Purposes” in the Preliminary Prospectus Supplement and, for the avoidance of doubt, the BMA Redemption Requirements, prior to June 1, 2030 (the “Par Call Date”), the Issuer may redeem the Notes at its option, in whole at any time, or in part from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption; and (ii) 100% of the principal amount of the Notes to be redeemed; plus in the case of either clause (i) or (ii), any accrued and unpaid interest thereon to, but excluding, the redemption date.
Subject to the provisions set forth under “Description of Notes—Conditions to Redemption and Repayment” and “Description of Notes—Redemption for Tax Purposes” in the Preliminary Prospectus Supplement and, for the avoidance of doubt, the BMA Redemption Requirements, on or after the Par Call Date, the Issuer may redeem the Notes, in whole at any time, or in part from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any accrued and unpaid interest thereon to, but excluding, the redemption date.

Redemption for Tax Purposes:	Subject to the provisions set forth under “Description of Notes—Conditions to Redemption and Repayment” and “Description of Notes—Redemption for Tax Purposes” in the Preliminary Prospectus Supplement and, for the avoidance of doubt, the BMA Redemption Requirements, the Issuer may redeem the Notes, in whole at any time, but not in part, upon the occurrence of certain tax events described in “Description of Notes—Redemption for Tax Purposes” in the Preliminary Prospectus Supplement at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

Conditions to Redemption and Repayment (the “BMA Redemption Requirements”):	Subject to certain conditions set forth in the Preliminary Prospectus Supplement, (i) prior to June 13, 2028 (three years after the initial issue date of the Notes), the Notes may be repaid or redeemed only with BMA Approval, including in instances where the Issuer or a subsidiary of the Issuer replaces the capital represented by the Notes to be redeemed or repaid with capital having equal or better capital treatment as the Notes under the Group Rules, (ii) the Notes may be repaid or redeemed after three years from the initial issue date of the Notes without BMA Approval if the Issuer or a subsidiary of the Issuer replaces the capital represented by the Notes to be redeemed or repaid with capital having equal or better capital treatment as the Notes under the Group Rules, and (iii) the Notes may not be repaid or redeemed at any time, including on the Scheduled Maturity Date, if the Enhanced Capital Requirement would be breached immediately before or after giving effect to the redemption or repayment of such Notes, unless the Issuer or a subsidiary of the Issuer replaces the capital represented by the Notes to be redeemed or repaid with capital having equal or better capital treatment as the Notes under the Group Rules.

Listing:	The Notes will not be listed on any securities exchange or automated quotation system.

CUSIP/ISIN:	04530D AE2 / US04530DAE22

Joint Book-Running Managers:
Citigroup Global Markets Inc.
Lloyds Securities Inc.
HSBC Securities (USA) Inc.
BMO Capital Markets Corp.
Deutsche Bank Securities Inc.
nabSecurities, LLC
Natixis Securities Americas LLC
Wells Fargo Securities, LLC

Co-Managers:	Apollo Global Securities, LLC Barclays Capital Inc. Goldman Sachs & Co. LLC

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* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.
** It is expected that delivery of the Notes will be made against payment therefor on the Settlement Date thereof, which is three business days following the Trade Date (such settlement cycle being referred to as “T+3”). Under Rule 15c6-l under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during such period should consult their own advisors.
The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Lloyds Securities Inc. at 1-212-930-5039 or HSBC Securities (USA) Inc. at 1-866-811-8049.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.